SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2012 (Thursday, May 10, 2012)

2.	Notice on a distribution of retained earnings (Thursday, May 10, 2012)

3.	Basic policy regarding reduction of trading unit of the Company’s stock (Thursday, May 10, 2012)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone :	+81-6-6648-2645
Facsimile:	+81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, MAY 10, 2012)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2012 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 10, 2012 — Kubota Corporation reported today its consolidated results of operations for the year ended March 31, 2012.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2012

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2012	Change [%]	Year ended March 31, 2011	Change [%]
Revenues	¥1,008,019	8.0	¥933,685	0.3
Operating income	¥105,680	22.7	¥86,111	23.5
% of revenues	10.5%		9.2%
Income before income taxes and equity in net income of affiliated companies	¥100,938	10.6	¥91,300	24.2
% of revenues	10.0%		9.8%
Net income attributable to Kubota Corporation	¥61,552	12.3	¥54,822	29.5
% of revenues	6.1%		5.9%
Net income attributable to Kubota Corporation per common share
Basic	¥48.75		¥43.11
Diluted	—		—
Ratio of net income attributable to Kubota Corporation to shareholders’ equity	9.6%		8.7%
Ratio of income before income taxes and equity in net income of affiliated companies to total assets	7.1%		6.6%

Notes.

1.	Change[%] represents percentage change from the prior year.
2.	Comprehensive income for the years ended March 31, 2012 and 2011 were ¥48,057 million [75.9%] and ¥27,325 million [(65.1%)], respectively.
3.	Equity in net income of affiliated companies for the years ended March 31, 2012 and 2011 were ¥1,629 million and ¥492 million, respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2012	March 31, 2011
Total assets	¥1,487,669	¥1,356,852
Equity	¥707,214	¥681,361
Kubota Corporation shareholders’ equity	¥653,283	¥634,885
Ratio of Kubota Corporation shareholders’ equity to total assets	43.9%	46.8%
Kubota Corporation shareholders’ equity per common share	¥520.14	¥499.24

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011
Net cash provided by operating activities	¥79,896	¥81,907
Net cash used in investing activities	(¥69,929)	(¥43,581)
Net cash used in financing activities	(¥13,264)	(¥41,715)
Cash & cash equivalents, end of year	¥100,559	¥105,293

2. Cash dividends

	(In millions of yen except per common share amounts)
	Cash dividends per common share					Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share- holders’ equity
	First quarter period	Second quarter period	Third quarter period	Year-end	Total
Year ended March 31, 2012	—	¥7.00	—	¥8.00	¥15.00	¥18,846	30.8%	2.9%
Year ended March 31, 2011	—	¥7.00	—	¥7.00	¥14.00	¥17,810	32.5%	2.8%

Note.

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2013 is not decided at this time and the Company will inform the amount as soon as a decision is made.

3. Anticipated results of operations for the year ending March 31, 2013

	(In millions of yen except per common share amounts)
	Six months ending September 30, 2012	Change [%]	Year ending March 31, 2013	Change [%]
Revenues	¥550,000	14.2	¥1,150,000	14.1
Operating income	¥50,000	1.5	¥105,000	(0.6)
Income before income taxes and equity in net income of affiliated companies	¥50,000	12.7	¥105,000	4.0
Net income attributable to Kubota Corporation	¥30,000	13.9	¥65,000	5.6
Net income attributable to Kubota Corporation per common share	¥23.89		¥51.75

Notes.

Change [%] represents percentage change from the prior year.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1)	Changes in material subsidiaries: None

(2)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

	a) Changes due to the revision of accounting standards: Yes

	b) Changes in matters other than a) above: None

Please refer to “(7) Notes to consolidated financial statements” on page 15 for more detail.

(3)	Number of shares outstanding including treasury stock as of March 31, 2012	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2011	:	1,285,919,180
	Number of treasury stock as of March 31, 2012	:	29,935,508
	Number of treasury stock as of March 31, 2011	:	14,206,633
	Weighted average number of shares outstanding during the year ended March 31, 2012	:	1,262,533,879
	Weighted average number of shares outstanding during the year ended March 31, 2011	:	1,271,778,025

Please refer to “(9) Per common share information” on page 18.

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2012	Change [%]	Year ended March 31, 2011	Change [%]
Net sales	¥622,817	10.2	¥565,073	4.6
Operating income	¥35,200	22.3	¥28,785	12.4
Ordinary income	¥41,668	23.2	¥33,811	(9.8)
Net income	¥29,709	44.9	¥20,504	(30.0)
Net income per common share
Basic	¥23.52		¥16.11
Diluted	—		—

Note.

Change[%] represents percentage change from the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2012	March 31, 2011
Total assets	¥798,123	¥719,217
Net assets	¥438,860	¥432,886
Equity	¥438,860	¥432,886
Ratio of equity to total assets	55.0%	60.2%
Net assets per common share	¥349.30	¥340.27

(*Information on status of the audit by the independent auditor)

This release has not been audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to audit.

As of the date of this release, the Company’s consolidated financial statements for the year ended March 31, 2012 are under procedure of the audit.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Review of operations

a)	Summary of the results of operations for the year under review

For the year ended March 31, 2012, revenues of the Company increased ¥74.3 billion (8.0%) from the prior year, to ¥1,008.0 billion.

In the domestic market, revenues increased ¥20.8 billion (4.3%) from the prior year, to ¥498.7 billion, due to increased revenues in all reporting segments. Domestic revenues in Farm & Industrial Machinery increased due to favorable sales of construction machinery and other products, and revenues in Water & Environment Systems increased due to steady sales of products related to public works. Revenues in Social Infrastructure and Other also rose, thus resulting in an overall increase in domestic revenues.

In overseas markets, revenues increased ¥53.6 billion (11.8%) from the prior year, to ¥509.3 billion. Revenues in Farm & Industrial Machinery posted a major increase due to steady demand in North America and Europe, and revenues in Social Infrastructure also increased. However, revenues in Water & Environment Systems and Other decreased. The ratio of overseas revenues to consolidated revenues was 50.5%, 1.7 percentage points higher than in the prior year.

Operating income increased ¥19.6 billion (22.7%) from the prior year, to ¥105.7 billion, due to an increase in overseas revenues in Farm & Industrial Machinery, company-wide cost reductions and gain on sales of land. Income before income taxes and equity in net income of affiliated companies was ¥100.9 billion, ¥9.6 billion (10.6%) higher than in the prior year, because of decreases in gain on sales of securities-net and gain on nonmonetary exchange of securities, which partly offset an increase in operating income. Income taxes were ¥36.5 billion, and equity in net income of affiliated companies was ¥1.6 billion. Accordingly, net income increased ¥4.9 billion (8.0%), to ¥66.0 billion. After deducting ¥4.5 billion of net income attributable to noncontrolling interests, net income attributable to Kubota Corporation was ¥61.6 billion, ¥6.7 billion (12.3%) higher than in the prior year.

b)	Review of operations by reporting segment

1)	Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 9.6% from the prior year, to ¥713.9 billion and accounted for 70.8% of consolidated revenues.

Domestic revenues increased 4.0%, to ¥235.4 billion. Domestic sales of farm equipment were at almost the same level as in the prior year. Sales of farm equipment decreased in the area affected by the Great East Japan Earthquake, while they increased in other areas. On the other hand, sales of construction machinery substantially increased due to the market recovery. Sales of engines also increased steadily.

Overseas revenues increased 12.6%, to ¥478.5 billion. In North America, sales of tractors increased due to a gain in market share of the Company, and sales of construction machinery significantly increased owing to market recovery and the effect of launching new products. Sales of engines also increased steadily supported by firm demand. In Europe, sales of construction machinery and engines increased substantially due to an expansion of demand, while sales of tractors were at approximately the same level as the prior year. In Asia outside Japan, sales of farm equipment showed only slight increases, mainly due to the floods in Thailand.

Operating income in Farm & Industrial Machinery increased 13.1%, to ¥97.8 billion, due to increased overseas revenues and cost reduction.

Kubota Corporation

and Subsidiaries

2)	Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment increased 3.0%, to ¥198.5 billion from the prior year, and accounted for 19.7% of consolidated revenues.

Domestic revenues increased 3.3%, to ¥184.6 billion. Sales of environment-related products, such as waste water treatment equipment and plants increased. Sales of pipe-related products were at almost the same level as the prior year. Overseas revenues decreased 1.4%, to ¥13.9 billion.

Operating income in Water & Environment Systems increased 13.0%, to ¥14.8 billion, supported by steady domestic revenues.

3)	Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery and air-conditioning equipment.

Revenues in this segment increased 7.2%, to ¥64.8 billion from the prior year, and accounted for 6.4% of consolidated revenues.

Domestic revenues increased 8.6%, to ¥48.1 billion. Although sales of spiral welded steel pipes, electronic equipped machinery and air-conditioning equipment increased, sales of industrial castings and vending machines decreased from the prior year. Overseas revenues increased 3.4%, to ¥16.7 billion, mainly owing to increased sales of industrial castings.

Operating income in Social Infrastructure increased 7.6%, to ¥2.7 billion, mainly due to increased revenues.

4)	Other

Other comprises construction, services and other business.

Revenues in this segment increased 6.3%, to ¥30.8 billion from the prior year, and accounted for 3.1% of consolidated revenues. Sales of other business increased, while sales of construction decreased.

Operating income in Other increased 16.9%, to ¥2.5 billion.

c)	Prospects for the fiscal year ending March 31, 2013

The Company forecasts consolidated revenues for the year ending March 31, 2013 at ¥1,150.0 billion, ¥142.0 billion higher than during the year under review. Domestic revenues are forecast to increase due to increases in revenues in all reporting segments. Overseas revenues are forecast to increase substantially due to higher revenues in Farm & Industrial Machinery. Among revenues in this segment, revenues in Asia outside Japan will increase sharply and revenues in North America and Europe are also expected to increase.

The Company forecasts operating income of ¥105.0 billion, a decrease of ¥0.7 billion from the year under review. Although operating income is forecast to increase because of the rise in revenues, higher pension costs, a decrease in gain on sales of land and an increase in accrual of amortization related to acquired businesses are forecast to offset this increase in revenues. The Company expects income from continuing operations before income taxes and equity in net income of affiliated companies for the next fiscal year to be ¥105.0 billion, an increase of ¥4.1 billion from the year under review. Net income attributable to Kubota Corporation is forecast to be ¥65.0 billion, an increase of ¥3.4 billion from the year under review. (These forecasts are based on the assumption of exchange rates of ¥80=US$1 and ¥105=1 Euro.)

Kubota Corporation

and Subsidiaries

(2) Financial condition

a)	Assets, liabilities and equity

Total assets at the end of March 2012 amounted to ¥1,487.7 billion, an increase of ¥130.8 billion from the prior fiscal year-end. As for assets, notes and accounts receivable, inventories and intangible assets increased due to higher revenues and acquisition of businesses.

Turning next to liabilities, current liabilities, such as trade accounts payable and income taxes payable, increased substantially.

Equity increased because recorded net income compensated for increases in treasury stock and accumulated other comprehensive loss deteriorated. The shareholders’ equity ratio was 43.9%, 2.9 percentage points lower than at the prior fiscal year-end.

b)	Cash flows

Net cash provided by operating activities during the year under review was ¥79.9 billion, representing a decrease of ¥2.0 billion in cash inflow compared with the prior year. Net cash provided by operating activities was at almost the same level as in the prior year, due to an increase in trade notes and accounts payable and an increase in income taxes payable, while notes and accounts receivable increased, mainly due to the rise in revenues.

Net cash used in investing activities was ¥69.9 billion, an increase of ¥26.3 billion in cash outflow compared with the prior year. This increase in cash outflow was mainly due to the acquisition of businesses, while proceeds from sales of property, plant and equipment (land) increased.

Net cash used in financing activities was ¥13.3 billion, representing a decrease of ¥28.5 billion in cash outflow compared with the prior year. This decrease was mainly due to an increase of proceeds from the issuance of long-term debt, while purchases of treasury stock increased.

Including the effect of exchange rate fluctuations, cash and cash equivalents at the end of March 31, 2012 were ¥100.6 billion, a decrease of ¥4.7 billion from the prior fiscal year-end.

(Reference) Cash flow indices

	Year ended March 31, 2012	Year ended March 31, 2011
Ratio of shareholders’ equity to total assets [%]	43.9	46.8
Equity ratio based on market capitalization [%]	67.1	73.5
Interest-bearing debt / Net cash provided by operating activities [year]	4.5	4.3
Interest coverage ratio [times]	16.9	11.8

Notes.

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Net cash provided by operating activities is the amount in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of cash paid during the year for interest in the consolidated statements of cash flows.

Kubota Corporation

and Subsidiaries

2. Management policies

(1) Basic management policy

For more than a century since its founding, the Company has continued to contribute to society through helping to improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems and environmental control plants.

And now, here in the 21st century, the Company is developing its business globally under the corporate principle “Contribute to social development and the conservation of the global environment through products, technology and services that support both comfortable lifestyles and the foundation of our societies” with the aim of solving the worldwide problems of food, water and the environment.

In the years to come, the Company will strive to attain an even higher enterprise value, through improvement of its capabilities for responding with flexibility to changes in society by emphasizing agility in its operations, strengthening its global operational presence, and relentlessly working to transform itself.

(2) Principal business policies for medium-to-long-term growth in profit

The Company is aiming to respond flexibly to severe changes in the corporate environment and become a “sustainable company” that can continue to develop sustainably for the long term. To realize this objective, the Company is strengthening the initiatives it has taken thus far of pursuing “management emphasizing the front-line of business, with focus on technology and manufacturing capabilities,” and “enhancing CSR management,” as it also implements the following policies.

1)	Growth and expansion of overseas business

The Company’s overseas business activities have generally continued to grow and expand steadily, despite some temporary slowdowns as a result of economic downturns. The expansion of overseas business is indispensable for the Company’s further development, and the expansion of business in the emerging markets is one of the highest-priority issues. The Company is currently establishing production sites for engines in Thailand and construction machinery in China with the aim of leveraging the output of these sites to substantially expand its business activities in China and the rest of Asia. In addition, outside the emerging countries, the Company is establishing a new tractor plant in North America, and, looking forward, the Company will continue to expand its overseas production to manufacture market-oriented products.

The Company is also working to establish regional business operating systems that will make it easy to achieve the effective use of resources at the regional level and plan and implement management measures and policies that are suited to local conditions. With the establishment of a regional management company in China last year as a first move in this direction, the Company will strive to upgrade and strengthen its regional management functions going forward.

2)	Formulation and implementation of long-term growth strategies in the fields of food, water and the environment

The Company is implementing a new growth strategy aimed at long-term business development, which is focused around the fields of food, water and the environment. In the field of food, the Company is accelerating its efforts to become a comprehensive manufacturer of agricultural machinery and is working to enter the production of large-scale agricultural machinery for dry-field farming. During the fiscal year under review, the Company moved forward with the adoption of large-scale machinery and acquired Kverneland ASA, a Norwegian manufacturer of agri-implements. Looking forward, the Company will accelerate its initiatives in this direction. On the other hand, in the fields of water and the environment, the Company has clearly defined its priority markets and is moving to secure new growth opportunities by formulating and implementing business strategies to strengthen its position in these markets. In Asia especially, where rapid growth is anticipated, the Company will aggressively expand its business activities, not only in China, which is a market the Company has already entered, but also in other countries in the region.

Kubota Corporation

and Subsidiaries

3)	Implementation of structural reforms

As the Company works to grow and expand its overseas business, it will implement structural reforms related to its products and businesses in the domestic market, which is diminishing in size. In the domestic market, the Company will take measures to strength its position in fields where growth is possible. However, in those fields where shrinkage and decline will be unavoidable because of economic and social changes, the Company will make drastic structural reforms. By implementing thorough structural reforms, the Company will secure its performance in the medium-to-long term and reallocate its resources to growth fields.

4)	Organizational realignment for globalization of management and business expansion

To accelerate the globalization and expansion of its business activities from an organizational perspective, the Company implemented major organizational changes effective on April 1, 2012. These included eliminating its previous consolidated division system and realigning the 14 operating divisions that existed under the consolidated division system into 7 business divisions. The elimination of the consolidated division system is aimed at creating a flatter organizational structure that will facilitate rapid decision making and, thereby, strengthen the Company’s ability to respond to changes in the operating environment. The realignment of the operating divisions has the objectives of expanding the scale of these divisions to make it possible to use their resources more efficiently and realize synergies among businesses. In addition, to promote the development of solutions to address issues and themes that cross over business divisions, the Company has introduced the business domain concept. Two such domains have been established: the Farm & Industrial Machinery Domain and the Water & Environment Domain, and members of the Board of Directors have been appointed to take overall charge of them. Moreover, staff administrative departments in various divisions that perform similar functions have been integrated into the headquarters organization in the Corporate Staff section with the aims of strengthening Group business support functions and governance functions. These realignments of administrative functions, together with the previously mentioned regional management functions, will support growth from an organizational standpoint.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	March 31, 2012		March 31, 2011		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	100,559		105,293		(4,734)
Notes and accounts receivable:
Trade notes	71,713		56,185		15,528
Trade accounts	321,451		300,229		21,222
Less: Allowance for doubtful notes and accounts receivable	(2,404)		(2,806)		402

Total notes and accounts receivable, net	390,760		353,608		37,152

Short-term finance receivables-net	108,160		100,437		7,723
Inventories	202,070		174,217		27,853
Other current assets	64,463		43,649		20,814

Total current assets	866,012	58.2	777,204	57.3	88,808

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	17,971		16,569		1,402
Other investments	101,705		100,498		1,207
Long-term finance receivables-net	204,272		199,829		4,443

Total investments and long-term finance receivables	323,948	21.8	316,896	23.4	7,052

Property, plant, and equipment:
Land	89,529		89,435		94
Buildings	226,598		217,738		8,860
Machinery and equipment	361,433		352,064		9,369
Construction in progress	8,079		9,631		(1,552)

Total	685,639		668,868		16,771

Accumulated depreciation	(460,572)		(451,510)		(9,062)

Net property, plant, and equipment	225,067	15.1	217,358	16.0	7,709

Other assets:
Goodwill and intangible assets	26,904		7,441		19,463
Long-term trade accounts receivable	31,409		27,487		3,922
Other	15,204		11,398		3,806
Less: Allowance for doubtful receivables	(875)		(932)		57

Total other assets	72,642	4.9	45,394	3.3	27,248

Total	1,487,669	100.0	1,356,852	100.0	130,817

Kubota Corporation

and Subsidiaries

Liabilities and equity	(In millions of yen)
	March 31, 2012		March 31, 2011		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	69,623		76,642		(7,019)
Trade notes payable	16,905		13,978		2,927
Trade accounts payable	199,072		150,825		48,247
Advances received from customers	6,983		3,270		3,713
Notes and accounts payable for capital expenditures	13,817		9,800		4,017
Accrued payroll costs	30,830		26,847		3,983
Accrued expenses	33,617		29,616		4,001
Income taxes payable	16,449		4,702		11,747
Other current liabilities	41,477		33,892		7,585
Current portion of long-term debt	107,210		85,556		21,654

Total current liabilities	535,983	36.0	435,128	32.1	100,855

Long-term liabilities:
Long-term debt	184,402		191,760		(7,358)
Accrued retirement and pension costs	41,882		35,285		6,597
Other long-term liabilities	18,188		13,318		4,870

Total long-term liabilities	244,472	16.4	240,363	17.7	4,109

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	88,834		89,140		(306)
Legal reserve	19,539		19,539		—
Retained earnings	560,710		516,858		43,852
Accumulated other comprehensive loss	(80,542)		(65,381)		(15,161)
Treasury stock	(19,328)		(9,341)		(9,987)

Total Kubota Corporation shareholders’ equity	653,283	43.9	634,885	46.8	18,398
Noncontrolling interests	53,931	3.7	46,476	3.4	7,455

Total equity	707,214	47.6	681,361	50.2	25,853

Total	1,487,669	100.0	1,356,852	100.0	130,817

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Year ended March 31, 2012		Year ended March 31, 2011		Change
	Amount	%	Amount	%	Amount	%

Revenues	1,008,019	100.0	933,685	100.0	74,334	8.0
Cost of revenues	735,836	73.0	678,653	72.7	57,183	8.4
Selling, general, and administrative expenses	170,252	16.9	165,407	17.7	4,845	2.9
Other operating expenses (income)	(3,749)	(0.4)	3,514	0.4	(7,263)	—

Operating income	105,680	10.5	86,111	9.2	19,569	22.7

Other income (expenses):
Interest and dividend income	3,760		3,429		331
Interest expense	(1,892)		(1,632)		(260)
Gain on sales of securities-net	105		4,845		(4,740)
Valuation loss on other investments	(2,570)		(1,758)		(812)
Gain on nonmonetary exchange of securities	—		2,774		(2,774)
Foreign exchange loss-net	(7,609)		(1,640)		(5,969)
Other-net	3,464		(829)		4,293

Other income (expenses), net	(4,742)		5,189		(9,931)

Income before income taxes and equity in net income of affiliated companies	100,938	10.0	91,300	9.8	9,638	10.6

Income taxes:
Current	35,594		27,137		8,457
Deferred	954		3,547		(2,593)

Total income taxes	36,548		30,684		5,864

Equity in net income of affiliated companies	1,629		492		1,137

Net income	66,019	6.5	61,108	6.5	4,911	8.0

Less: Net income attributable to the noncontrolling interests	4,467		6,286		(1,819)

Net income attributable to Kubota Corporation	61,552	6.1	54,822	5.9	6,730	12.3

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011	Change
Net income	66,019	61,108	4,911

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(13,359)	(26,382)	13,023
Unrealized gains (losses) on securities	3,220	(5,125)	8,345
Unrealized gains on derivatives	538	804	(266)
Pension liability adjustments	(8,361)	(3,080)	(5,281)

Other comprehensive loss	(17,962)	(33,783)	15,821

Comprehensive income	48,057	27,325	20,732
Less: Comprehensive income attributable to the noncontrolling interests	1,622	3,213	(1,591)

Comprehensive income attributable to Kubota Corporation	46,435	24,112	22,323

(4) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, March 31, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					54,822			6,286	61,108

Other comprehensive loss						(30,710)		(3,073)	(33,783)

Cash dividends paid to Kubota Corporation shareholders, ¥12 per share					(15,267)				(15,267)
Cash dividends paid to the noncontrolling interests								(307)	(307)
Purchases and sales of treasury stock	(134)		1				(76)		(75)
Increase in noncontrolling interests related to contribution			(5)					400	395
Changes in ownership interests in subsidiaries			(97)			(180)		(2,052)	(2,329)

Balance, March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					61,552			4,467	66,019

Other comprehensive loss						(15,117)		(2,845)	(17,962)

Cash dividends paid to Kubota Corporation shareholders, ¥14 per share					(17,700)				(17,700)
Cash dividends paid to the noncontrolling interests								(291)	(291)
Purchases and sales of treasury stock	(15,729)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			(306)			(44)		6,051	5,701

Balance, March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Kubota Corporation

and Subsidiaries

(5) Consolidated statements of cash flows

	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011	Change
Operating activities:
Net income	66,019	61,108
Depreciation and amortization	23,908	26,993
Gain on sales of securities-net	(105)	(4,845)
Valuation loss on other investments	2,570	1,758
Gain on nonmonetary exchange of securities	—	(2,774)
(Gain) loss from disposal of fixed asset-net	(6,693)	844
Impairment loss on fixed assets	1,531	111
Equity in net income of affiliated companies	(1,629)	(492)
Deferred income taxes	954	3,547
(Increase) decrease in notes and accounts receivable	(39,833)	5,707
Increase in inventories	(16,176)	(13,640)
(Increase) decrease in other current assets	(8,355)	8,459
Increase in trade notes and accounts payable	43,189	9,285
Increase (decrease) in income taxes payable	11,670	(17,684)
Increase in other current liabilities	11,519	7,474
Decrease in accrued retirement and pension costs	(8,870)	(9,627)
Other	197	5,683

Net cash provided by operating activities	79,896	81,907	(2,011)

Investing activities:
Purchases of fixed assets	(26,962)	(27,358)
Proceeds from sales of property, plant, and equipment	13,028	870
Proceeds from sales and redemption of investments	187	6,300
Acquisition of business, net of cash acquired	(17,211)	—
Increase in finance receivables	(167,040)	(170,063)
Collection of finance receivables	135,319	142,852
Net increase in short-term loan receivables from affiliated companies	(5,565)	—
Net (increase) decrease in time deposits	(2,080)	3,747
Other	395	71

Net cash used in investing activities	(69,929)	(43,581)	(26,348)

Financing activities:
Proceeds from issuance of long-term debt	104,816	62,489
Repayments of long-term debt	(89,203)	(93,895)
Net increase in short-term borrowings	9	7,238
Cash dividends	(17,700)	(15,267)
Purchases of treasury stock	(10,016)	(50)
Purchases of noncontrolling interests	(924)	(2,317)
Other	(246)	87

Net cash used in financing activities	(13,264)	(41,715)	28,451

Effect of exchange rate changes on cash and cash equivalents	(1,437)	(2,746)	1,309

Net decrease in cash and cash equivalents	(4,734)	(6,135)
Cash and cash equivalents, beginning of year	105,293	111,428

Cash and cash equivalents, end of year	100,559	105,293	(4,734)

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	4,732	6,914	(2,182)
Income taxes	20,515	44,207	(23,692)

Kubota Corporation

and Subsidiaries

(6) Notes to assumptions for going concern

None

(7) Notes to consolidated financial statements

a)	Summary of accounting policies

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)

b)	Consolidated subsidiaries and affiliated companies under the equity method

150 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Credit Co., Ltd. Kubota-C.I. Co., Ltd.

Overseas

Kubota U.S.A., Inc.

Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Industrial Equipment Corporation

Kubota Engine America Corporation

Kubota Canada Ltd.

Kubota Metal Corporation

Kubota Europe S.A.S.

Kubota Baumaschinen GmbH

Kubota (Deutschland) GmbH

Kubota (U.K.) Ltd.

Kverneland ASA *

Kubota Agricultural Machinery (SUZHOU) Co., Ltd.

SIAM KUBOTA Corporation Co., Ltd.

SIAM KUBOTA Metal Technology Co., Ltd.

20 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	KMEW Co., Ltd.

*	The Company acquired Kverneland ASA through a public offer and it became our consolidated subsidiary in March 2012.

c)	Adoption of new accounting standard

The Company adopted a new accounting standard related to revenue recognition for multiple-deliverable arrangements from April 1, 2011. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Kubota Corporation

and Subsidiaries

(8) Consolidated segment information

a)	Reporting segments

Year ended March 31, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	713,943	198,511	64,775	30,790	—	1,008,019
Intersegment	69	2,428	2,832	18,010	(23,339)	—
Total	714,012	200,939	67,607	48,800	(23,339)	1,008,019
Operating income	97,776	14,829	2,651	2,450	(12,026)	105,680

Identifiable assets at March 31, 2011	1,039,280	184,990	61,282	49,530	152,587	1,487,669
Depreciation	14,582	4,768	1,806	705	2,000	23,861
Capital expenditures	20,077	3,390	2,686	1,071	3,888	31,112

Year ended March 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	651,518	192,768	60,439	28,960	—	933,685
Intersegment	64	1,594	2,657	15,837	(20,152)	—
Total	651,582	194,362	63,096	44,797	(20,152)	933,685
Operating income	86,487	13,121	2,463	2,096	(18,056)	86,111

Identifiable assets at March 31, 2011	918,656	170,691	62,092	39,386	166,027	1,356,852
Depreciation	15,870	6,010	1,931	697	2,009	26,517
Capital expenditures	13,871	4,861	3,764	691	764	23,951

Notes:

1. The amounts in “Adjustments” include the eliminations and adjustments of intersegment transactions, expenses that cannot be apportioned to business segments, and corporate assets. Corporate assets mainly consist of certain assets of the parent company such as cash and cash equivalents, investment securities and assets related to administration departments.

2. The aggregated amounts of operating income are equal to those in the consolidated statements of income. Therefore, the Company does not disclose the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment transactions are quoted at arm’s length price.

Kubota Corporation

and Subsidiaries

b) Revenues from external customers by product groups

	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011
Farm Equipment and Engines	619,989	580,671
Construction Machinery	93,954	70,847
Farm & Industrial Machinery	713,943	651,518
Pipe-related Products	122,247	121,836
Environment-related Products	76,264	70,932
Water & Environment Systems	198,511	192,768
Social Infrastructure	64,775	60,439
Other	30,790	28,960
Total	1,008,019	933,685

c) Geographic information

Information for revenues from external customers by destination

	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011
Japan	498,684	477,913
North America	219,929	189,330
Europe	88,715	75,762
Asia Outside Japan	169,632	160,533
Other Areas	31,059	30,147
Total	1,008,019	933,685

Notes:

1. Revenues from North America include those from the United States of ¥190,243 million and ¥167,553 million for the years ended March 31, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Information for property, plant, and equipment based on physical location

	(In millions of yen)
	March 31, 2012	March 31, 2011
Japan	176,987	177,460
North America	15,158	16,146
Europe	9,580	1,733
Asia Outside Japan	20,087	18,794
Other Areas	3,255	3,225
Total	225,067	217,358

Kubota Corporation

and Subsidiaries

(9) Per common share information

	(In yen)
	Year ended March 31, 2012	Year ended March 31, 2011
Kubota Corporation shareholders’ equity per common share	¥520.14	¥499.24
Basic net income attributable to Kubota Corporation per common share	¥48.75	¥43.11

The numerators and denominators of the basic net income per common share computation is as follows:

Numerators

	(In millions of yen)
	Year ended March 31, 2012	Year ended March 31, 2011
Basic net income attributable to Kubota Corporation	¥61,552	¥54,822

Denominators

	(In thousands of shares)
	Year ended March 31, 2012	Year ended March 31, 2011
Weighted average common shares outstanding	1,262,534	1,271,778

Note: Diluted net income attributable to Kubota Corporation is not described because there are no dilutive securities.

(10) Subsequent events

None

Kubota Corporation

and Subsidiaries

(11) Consolidated revenues by reporting segments

	(In millions of yen)
	Year ended March 31, 2012		Year ended March 31, 2011		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	619,989	61.5	580,671	62.2	39,318	6.8
Domestic	208,353		205,676		2,677	1.3
Overseas	411,636		374,995		36,641	9.8
Construction Machinery	93,954	9.3	70,847	7.6	23,107	32.6
Domestic	27,083		20,710		6,373	30.8
Overseas	66,871		50,137		16,734	33.4
Farm & Industrial Machinery	713,943	70.8	651,518	69.8	62,425	9.6
Domestic	235,436	23.3	226,386	24.3	9,050	4.0
Overseas	478,507	47.5	425,132	45.5	53,375	12.6
Pipe-related Products	122,247	12.1	121,836	13.0	411	0.3
Domestic	114,980		113,584		1,396	1.2
Overseas	7,267		8,252		(985)	(11.9)
Environment-related Products	76,264	7.6	70,932	7.6	5,332	7.5
Domestic	69,633		65,090		4,543	7.0
Overseas	6,631		5,842		789	13.5
Water & Environment Systems	198,511	19.7	192,768	20.6	5,743	3.0
Domestic	184,613	18.3	178,674	19.1	5,939	3.3
Overseas	13,898	1.4	14,094	1.5	(196)	(1.4)
Social Infrastructure	64,775	6.4	60,439	6.5	4,336	7.2
Domestic	48,065	4.8	44,278	4.8	3,787	8.6
Overseas	16,710	1.6	16,161	1.7	549	3.4
Other	30,790	3.1	28,960	3.1	1,830	6.3
Domestic	30,570	3.1	28,575	3.0	1,995	7.0
Overseas	220	0.0	385	0.1	(165)	(42.9)
Total	1,008,019	100.0	933,685	100.0	74,334	8.0
Domestic	498,684	49.5	477,913	51.2	20,771	4.3
Overseas	509,335	50.5	455,772	48.8	53,563	11.8

Kubota Corporation

and Subsidiaries

(12) Anticipated consolidated revenues by reporting segments

	(In billions of yen)
	Year ending March 31, 2013		Year ended March 31, 2012		Change
	Amount	%	Amount	%	Amount	%
Domestic	245.0		235.4		9.6	4.1
Overseas	585.0		478.5		106.5	22.3
Farm & Industrial Machinery	830.0	72.2	713.9	70.8	116.1	16.3
Domestic	197.0		184.6		12.4	6.7
Overseas	18.0		13.9		4.1	29.5
Water & Environment Systems	215.0	18.7	198.5	19.7	16.5	8.3
Domestic	50.0		48.1		1.9	4.0
Overseas	20.0		16.7		3.3	19.7
Social Infrastructure	70.0	6.1	64.8	6.4	5.2	8.1
Domestic	33.0		30.6		2.4	7.9
Overseas	2.0		0.2		1.8	809.1
Other	35.0	3.0	30.8	3.1	4.2	13.7
Total	1,150.0	100.0	1,008.0	100.0	142.0	14.1

Domestic	525.0	45.7	498.7	49.5	26.3	5.3
Overseas	625.0	54.3	509.3	50.5	115.7	22.7

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended March 31, 2012

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended March 31, 2012		Three months ended March 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Revenues	277,457	100.0	253,701	100.0	23,756	9.4
Cost of revenues	204,527	73.7	188,308	74.2	16,219	8.6
Selling, general, and administrative expenses	49,202	17.7	45,282	17.8	3,920	8.7
Other operating expenses (income)	(5,121)	(1.8)	2,951	1.2	(8,072)	—

Operating income	28,849	10.4	17,160	6.8	11,689	68.1

Other income (expenses):
Interest and dividend income	559		345		214
Interest expense	(821)		(268)		(553)
Gain on sales of securities-net	106		328		(222)
Valuation loss on other investments	(1,079)		(62)		(1,017)
Foreign exchange gain-net	1,193		1,268		(75)
Other-net	147		317		(170)

Other income (expenses), net	105		1,928		(1,823)

Income before income taxes and equity in net loss of affiliated companies	28,954	10.4	19,088	7.5	9,866	51.7

Income taxes	9,145		6,482		2,663

Equity in net loss of affiliated companies	(444)		(734)		290

Net income	19,365	7.0	11,872	4.7	7,493	63.1

Less: Net income attributable to the noncontrolling interests	611		1,120		(509)

Net income attributable to Kubota Corporation	18,754	6.8	10,752	4.2	8,002	74.4

	(In yen)
Net income attributable to Kubota Corporation per common share
Basic	14.93		8.45

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

a) Reporting segments

Three months ended March 31, 2012

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	177,306	71,720	17,762	10,669	—	277,457
Intersegment	28	1,845	605	3,881	(6,359)	—

Total	177,334	73,565	18,367	14,550	(6,359)	277,457

Operating income	18,626	7,758	384	916	1,165	28,849

Three months ended March 31, 2011
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	161,842	66,193	15,458	10,208	—	253,701
Intersegment	20	989	687	5,791	(7,487)	—

Total	161,862	67,182	16,145	15,999	(7,487)	253,701

Operating income	15,403	6,468	11	890	(5,612)	17,160

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

b) Geographic information

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended March 31, 2012	Three months ended March 31, 2011
Japan	146,819	136,820
North America	58,262	53,537
Europe	19,823	18,007
Asia Outside Japan	44,485	39,132
Other Areas	8,068	6,205
Total	277,457	253,701

Notes:

1. Revenues from North America include those from the United States of ¥51,623 million and ¥52,185 million for the three months ended March 31, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segments

	(In millions of yen)
	Three months ended March 31, 2012		Three months ended March 31, 2011		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	158,217	57.0	145,264	57.3	12,953	8.9
Domestic	51,214		48,244		2,970	6.2
Overseas	107,003		97,020		9,983	10.3
Construction Machinery	19,089	6.9	16,578	6.5	2,511	15.1
Domestic	6,694		5,631		1,063	18.9
Overseas	12,395		10,947		1,448	13.2
Farm & Industrial Machinery	177,306	63.9	161,842	63.8	15,464	9.6
Domestic	57,908	20.9	53,875	21.2	4,033	7.5
Overseas	119,398	43.0	107,967	42.6	11,431	10.6
Pipe-related Products	34,818	12.5	30,709	12.1	4,109	13.4
Domestic	30,393		29,314		1,079	3.7
Overseas	4,425		1,395		3,030	217.2
Environment-related Products	36,902	13.3	35,484	14.0	1,418	4.0
Domestic	34,986		33,257		1,729	5.2
Overseas	1,916		2,227		(311)	(14.0)
Water & Environment Systems	71,720	25.8	66,193	26.1	5,527	8.3
Domestic	65,379	23.5	62,571	24.7	2,808	4.5
Overseas	6,341	2.3	3,622	1.4	2,719	75.1
Social Infrastructure	17,762	6.4	15,458	6.1	2,304	14.9
Domestic	12,878	4.6	10,190	4.0	2,688	26.4
Overseas	4,884	1.8	5,268	2.1	(384)	(7.3)
Other	10,669	3.9	10,208	4.0	461	4.5
Domestic	10,654	3.9	10,184	4.0	470	4.6
Overseas	15	0.0	24	0.0	(9)	(37.5)
Total	277,457	100.0	253,701	100.0	23,756	9.4
Domestic	146,819	52.9	136,820	53.9	9,999	7.3
Overseas	130,638	47.1	116,881	46.1	13,757	11.8

Kubota Corporation

and Subsidiaries

5. Other

(1) Notice of changes of management (Effective as of June 22, 2012)

a) Appointment of new Directors

Name	Current responsibility

Masatoshi Kimata	Senior Managing Executive Officer of the Company
Shigeru Kimura	Managing Executive Officer of the Company

b) Retirement of Directors (Expiration of the term of offices)

Name	New responsibility after retirement

Takeshi Torigoe	Senior Managing Executive Officer of the Company
Masayoshi Kitaoka	Adviser of the Company

End of document

May 10, 2012

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on a distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 10, 2012 that the Company would distribute retained earnings as the record date was March 31, 2012.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 7, 2012)	Comparable previous year (Year ended March 31, 2011)
Record date	March 31, 2012	March 31, 2012	March 31, 2011
Dividend per common share	¥8	¥8	¥7
Amount of dividend	¥10,050 million	—	¥8,905 million
Date of payment	June 25, 2012	—	June 27, 2011
Resource of dividend	Retained earnings	—	Retained earnings

2. Reasons for raising dividend

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock.

Considering the basic policy and the Company’s current business performance, the Company decided to pay ¥8 per common share as year-end dividend, which will be ¥1 higher than in the prior year.

Accordingly, including the interim dividend of ¥7 per common share already paid, the annual dividend per common share for the fiscal year ended March 31, 2012 will be ¥15, which will be ¥1 higher than in the prior year.

	(per common share)
	Dividend per common share
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2012)	¥7	¥8	¥15
Comparable previous year (Year ended March 31, 2011)	¥7	¥7	¥14

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 10, 2012

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 10, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department